Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Employees ‘Get to Know ITC’ During Town Halls

The latest round of meetings focused on corporate support functions

With the prospect of expanding their business’ reach from the Great Lakes to the Gulf Coast, and with temperatures dropping below freezing in Novi, Michigan, it wasn’t hard to recruit a few members of the ITC team to head down to the Gulf South region to meet with Entergy employees and share their experiences with the company.

ITC ambassadors recently completed a series of “Get to Know ITC” meetings for shared services employees to discuss the structure of ITC’s corporate support teams, the job application process and insights into ITC’s culture. Meetings were held Dec. 12 and 13 in New Orleans, Jackson and Little Rock.

Simon Whitelocke, ITC’s vice president of regulatory and external affairs, opened each meeting with a special videotaped welcome from Joe Welch, president, chairman and chief executive officer of ITC Holdings Corp, who emphasized the role of corporate support groups in the company’s top-decile performance and operational excellence.

“Today you will hear from a few of our highly valued members of the ITC corporate support team,” Welch said. “We want to ensure that you have all of the information you need as you consider applying for positions at ITC.”

Whitelocke then shared his own experience with the company, having joined ITC nearly a decade ago from DTE Energy.

“It has been a tremendously rewarding experience to work for ITC and to be part of its growth from a small company to the company it is today – the nation’s largest fully independent transmission company,” said Whitelocke. “The team aspect is what I enjoy the most about ITC — it’s the hallmark of our success.”

Whitelocke and fellow ITC team leads shared background on corporate support areas, including legal, regulatory, finance, accounting and tax, human resources, and marketing and communications. Afterward, Entergy employees were given an opportunity to have one-on-one conversations with ITC team members.

“Our trip to speak to the Entergy employees was very fruitful. It was great to see such an interest from the Entergy employees in what our company is all about and what we might be able to do in the region. The enthusiasm of the employees helped invigorate us on each step of our visit,” Kwafo Adarkwa, Senior Regulatory Analyst, ITC Holdings Corp.

Corporate support positions for ITC are being filled through an interview process. ITC will contact those who they would like to move forward into the interview stage and anticipates responding to all applications no later than Jan. 31.

Transco information and updates are available in myEntergy company news and on the Transmission Merger employee intranet site.

Additional Information and Where to Find It

On September 25, 2012, ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC Registration Statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.